NEWS RELEASE	ELD No. 12-22
TSX: ELD NYSE: EGO	September 14, 2012

Eldorado Gold Confirms Certej Permit Granted in Full Compliance with Romanian Legislation and European Union Regulations

Vancouver, British Columbia  –  Eldorado Gold Corporation (“Eldorado”, “the Company”, or “we”), in response to recent media reports,  confirms that the July 9, 2012 Environmental Permit for the Certej Project in Romania was granted in full compliance with all Romanian legislation and European Union regulations.   The permitting, which included a comprehensive public consultation process in Romania and with neighboring countries, culminated a six year permitting process.

“Eldorado has confidence in the integrity of the permit and the process through which it was granted.   We are confident that we have followed due process and are in receipt of the necessary permits from the appropriate agencies.  We look forward to advancing the Certej project in a timely fashion and providing the Romanian economy with much needed foreign investment.”   said Paul Wright Chief Executive Officer Eldorado Gold.

About Eldorado Gold

Eldorado is a gold producing, exploration and development company actively growing businesses in Turkey, China, Brazil, Greece and Romania. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that our company is well positioned to grow in value as we create and pursue new opportunities.

Eldorado Gold Corporation’s Common Shares trade on the Toronto Stock Exchange (TSX: ELD); and on the New York Stock Exchange (NYSE: EGO).

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

Chief Executive Officer

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information herein include, but are not limited to Certej Permits.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information and even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled “Forward-Looking Statements” and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 30, 2012.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Contact

Nancy Woo

Eldorado Gold Corporation

1188, 550 Burrard Street

Phone: 604.601.6679 or 1.888.353.8166

Vancouver, BC V6C 2B5

Email: nancyw@eldoradogold.com                                                www.eldoradogold.com

Information packages: laurelw@eldoradogold.com

2